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                                   EXHIBIT 11

                      ARAMARK CORPORATION AND SUBSIDIARIES
                 COMPUTATION OF FULLY DILUTED EARNINGS PER SHARE
                                   (Unaudited)
                      (In thousands, except per share data)

                                                      Three Months Ended
                                                 -----------------------------
                                                 December 27,     December 29,
                                                      1996            1995
                                                 ------------     ------------

Earnings:

Net Income                                         $ 27,655         $ 24,989

Preferred stock dividends                              --               (249)
                                                   --------         --------

Earnings applicable to common stock                $ 27,655         $ 24,740
                                                   ========         ========


Shares:

Weighted average number of common
   shares outstanding (1)                            42,344           44,924
Impact of potential exercise opportunities
   under the ARAMARK Ownership Plan                   2,712            2,702
                                                   --------         --------

         Total common and common
           equivalent shares                         45,056           47,626
                                                   ========         ========


Fully diluted earnings per common share (2)        $    .61         $    .52
                                                   ========         ========





(1) Includes Class B plus Class A Common Shares stated on a Class B Common Share Equivalent Basis.

(2)  Primary and fully diluted earnings per share are approximately the same.